UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

BANCO ITAÚ CHILE

(Name of the Issuer)

Ricardo Villela Marino

Milton Maluhy Filho

Diego Fresco Gutiérrez

Matias Granata

Pedro Paulo Giubbina Lorenzini

Pedro Samhan Escandar

Luis Octavio Bofill Genzsch

(Names of Persons Filing Statement)

American Depositary Shares

(Each Representing One-Third of One Share of Common Stock, no par value per share)

(Title of Class of Securities)

45033E105

(CUSIP Number of Class of Securities)

Shares of Common Stock, no par value per share

(Title of Class of Securities)

n/a

(CUSIP Number of Class of Securities)

Cristián Toro Cañas

General Counsel

Banco Itaú Chile

Presidente Riesco 5537

Las Condes

Santiago, Chile

(562) 2660-1751

(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With a copy to

Manuel A. Orillac

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

This Amendment No. 1 to the Schedule 13E-3 (this “Amendment No. 1”), filed with the Securities and Exchange Commission (“SEC”) on June 26, 2023, amends and supplements the Schedule 13E-3 filed with the SEC on June 12, 2023 (as amended from time to time, the “Schedule 13E-3”) by Banco Itaú Chile, a publicly traded special banking corporation (sociedad anónima especial bancaria) organized under the laws of the Republic of Chile (the “Company”). The Company has outstanding Common Stock (the “Common Shares”) no par value per share, and American Depositary Shares (the “ADSs” and together with the Common Shares, the “Shares”), each of which represents one-third of one Common Share.

The Schedule 13E-3 relates to the tender offers by ITB Holding Brasil Participações Ltda., a limited liability company organized under the laws of the Federative Republic of Brazil (the “Purchaser”), an indirect wholly owned subsidiary of Itaú Unibanco Holding S.A., a company organized under the laws of the Federative Republic of Brazil (“IUH”), to purchase (1) any and all of the outstanding Common Shares, other than Common Shares currently owned directly or indirectly by IUH or its affiliates, from all U.S. holders of Common Shares (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) (“U.S. Holders”) for 8,500.00 Chilean pesos per Common Share and (2) any and all of the outstanding ADSs for 2,833.3333 Chilean pesos per ADS (such offers, as may be amended or supplemented from time to time, the “U.S. Offer”), on the terms and subject to the conditions set forth in the Purchaser’s offer to purchase dated as of June 6, 2023 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letters of transmittal attached as exhibits to the Tender Offer Statement and Rule 13e−3 Transaction Statement on Schedule TO filed by the Purchaser on June 6, 2023 (as amended by Amendment No. 1 to Schedule TO filed by the Purchaser on June 22, 2023 and as may be further amended or supplemented from time to time, the “Schedule TO”). Through a concurrent all cash tender offer in Chile (as may be amended or supplemented from time to time, the “Chilean Offer” and together with the U.S. Offer, the “Offers”), the Purchaser is offering to purchase any and all of the outstanding Shares, other than Shares currently owned directly or indirectly by IUH or its affiliates, including Shares held by U.S. Holders.

The information in the Schedule 13E-3 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 13E-3, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Fairness of the Transaction

Item 8 of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

Regulation M-A Item 1014.

(a)-(b) Fairness; Factors Considered in Determining Fairness.

Each of the Filing Persons, each a Board of Director (“Director’) but acting in his individual capacity, as required by Chilean law, has stated in his respective reasoned opinion letter (each an “Opinion Letter” and collectively, the “Opinion Letters”), such Filing Person’s view as to whether the Offers are advantageous (conveniente) for the Company’s shareholders. Notwithstanding the fact that the term “convenient” appearing in the English translations of the Opinion Letters attached as Exhibit (a)(2) to this Schedule 13E-3 is a literal translation of the term “conveniente” in Spanish, the meaning of such term in Spanish as used in the relevant Chilean law should be interpreted as “advantageous.” Ricardo Villela Marino, Milton Maluhy Filho, Diego Fresco Gutiérrez, Matias Granata, Pedro Paulo Giubbina Lorenzini and Pedro Samhan Escandar have expressed their reasoned opinion that the Offers are advantageous (conveniente) for the Company’s shareholders who wish to tender their respective Shares into the Offers. Luis Octavio Bofill Genzsch has expressed his reasoned opinion that the Offers are not advantageous (conveniente) for the Company’s shareholders. The Directors note that they have expressed their opinions only because Chilean law requires them to do so, and they recommend that shareholders decide whether to accept the Offers on the basis of their own analysis and investment considerations. Such Opinion Letters describe the material factors and reasons on which each respective Director’s opinion is based, some of which include: (i) the terms of the Offers, including the offer price per Share which is payable in cash, the duration of the Offers and the fact that the Offers extend to all the Shares not owned by IUH and are not subject to a minimum purchase condition; (ii) the evolution of the market price of the Shares and the premium over market price represented by the offer price provided for in the Offers; (iii) a comparison of the market price per Share against the book value per Share; (iv) the premium offered for shares of other Chilean companies subject to tender offers in the last ten years; (v) the trading history of the Shares on the Santiago Stock Exchange and of the ADSs on the New York Stock Exchange; (vi) the fact that IUH already owns a majority of the Shares; (vii) the possible variation in investment horizons for different shareholders; (viii) the possible impact on the liquidity of the Shares after the consummation of the Offers; (ix) research analysts’ estimates as to the future market price of the Shares; and (x) a consideration of the potential return on equity available to the Company’s shareholders if the Company were to continue as a standalone entity. The above summary of factors and reasons are not exhaustive and is subject to, and qualified in its entirety by reference to the specific factors and reasons considered by each Director described in their respective opinions, English translations of which are attached as Exhibit (a)(2) to this Schedule 13E-3, which was mailed to the Company’s shareholders eligible to participate in the U.S. Offer. The Company has not expressed an opinion and remains neutral with respect to the Offers.

(c) Approval of Security Holders.

The U.S. Offer is not conditioned upon approval of at least a majority of unaffiliated security holders of the Company.

(d) Unaffiliated Representative.

None.

(e) Approval of Directors.

Although the Directors issued their Opinion Letters, acting in their individual capacity, as to whether the Offers are advantageous (conveniente) for the Company’s shareholders, none of the Directors has approved the Offers in his capacity as a Director, and the Company has not expressed an opinion on the Offers and remains neutral with respect to the Offers.

(f) Other Offers.

None.

Item 12. The Solicitation or Recommendation

Item 12 of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

“Regulation M-A Item 1012(d) and (e).

(d) Intent to Tender or Vote in a Going-Private Transaction.

After making reasonable inquiry, the Filing Persons understand that none of the Directors (including the alternate director) or, except as provided below, the executive officers of the Company owns Shares. On the basis of such inquiry, the Filing Persons understand that Julián Acuña and Marcela Jiménez own Shares and intend to tender them in the Offers. The Filing Persons are not aware of the reasons for such intent.

(e) Recommendations of Others.

Chilean law requires each member of the Board, other than an alternate director, acting in his individual capacity, to express in writing his reasoned opinion as to whether the Offers are advantageous (conveniente) for the Company’s shareholders. Notwithstanding the fact that the term “convenient” appearing in the English translations of the Opinion Letters attached as Exhibit (a)(2) to this Schedule 13E-3 is a literal translation of the term “conveniente” in Spanish, the meaning of such term in Spanish as used in the relevant Chilean law should be interpreted as “advantageous.” Chilean law does not require a recommendation of the Company or the members of the Board that the shareholders accept or reject the Offers or that the Company take any position with respect thereto. The Company therefore has not expressed an opinion and remains neutral with respect to the Offers.

Ricardo Villela Marino, Milton Maluhy Filho, Diego Fresco Gutiérrez, Matias Granata, Pedro Paulo Giubbina Lorenzini and Pedro Samhan Escandar, each a member of the Board but acting in his individual capacity, has expressed in writing his reasoned opinion that the Offers are advantageous (conveniente) for the Company’s shareholders who wish to tender their respective Shares into the Offers. Luis Octavio Bofill Genzsch, a member of the Board but acting in his individual capacity, has expressed in writing his reasoned opinion that the Offers are not advantageous (conveniente) for the Company’s shareholders. The Directors note that they have expressed their opinions only because Chilean law requires them to do so, and they recommend that shareholders decide whether to accept the Offers on the basis of their own analysis and investment considerations. The factors and reasons considered by each such member of the Board are described in their respective Opinion Letters, some of which include: (i) the terms of the Offers, including the offer price per Share which is payable in cash, the duration of the Offers and the fact that the Offers extend to all the Shares not owned by IUH and are not subject to a minimum purchase condition; (ii) the evolution of the market price of the Shares and the premium over market price represented by the offer price provided for in the Offers; (iii) a comparison of the market price per Share against the book value per Share; (iv) the premium offered for shares of other Chilean companies subject to tender offers in the last ten years; (v) the trading history of the Shares on the Santiago Stock Exchange and of the ADSs on the New York Stock Exchange; (vi) the fact that IUH already owns a majority of the Shares; (vii) the possible variation in investment horizons for different shareholders; (viii) the possible impact on the liquidity of the Shares after the consummation of the Offers; (ix) research analysts’ estimates as to the future market price of the Shares; and (x) a consideration of the potential return on equity available to the Company’s shareholders if the Company were to continue as a standalone entity. The above summary of factors and reasons are not exhaustive and is subject to, and qualified in its entirety by reference to the specific factors and reasons considered by each Director described in their respective opinions, English translations of which are attached as Exhibit (a)(2) to this Schedule 13E-3, which was mailed to the Company’s shareholders eligible to participate in the U.S. Offer. The Company has not expressed an opinion and remains neutral with respect to the Offers.”

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2023

/s/ Ricardo Villela Marino
Name: Ricardo Villela Marino
Title: Director

/s/ Milton Maluhy Filho
Name: Milton Maluhy Filho
Title: Director

/s/ Diego Fresco Gutiérrez
Name: Diego Fresco Gutiérrez
Title: Director

/s/ Matias Granata
Name: Matias Granata
Title: Director

/s/ Pedro Paulo Giubbina Lorenzini
Name: Pedro Paulo Giubbina Lorenzini
Title: Director

/s/ Pedro Samhan Escandar
Name: Pedro Samhan Escandar
Title: Director

/s/ Luis Octavio Bofill Genzsch
Name: Luis Octavio Bofill Genzsch
Title: Director

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